Exhibit 99.1

SINGAPORE (August 13, 2024) Karooooo Limited (“Karooooo”) announces distribution of AGM Notice.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held by way of electronic communication on Thursday, August 29, 2024 at 18:00 Singapore time (12:00 South African time and 6:00 Eastern Time) for purposes of dealing with the ordinary and special business of an annual general meeting. The record date for both distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is July 26, 2024.

The Notice of Annual General Meeting is being distributed to shareholders today and will be available on the company’s website.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com